KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone 212-715-9522
Fax 212-715-8036
GSilfen@KRAMERLEVIN.com

January 21, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Corsair Opportunity Fund
(File Nos. 333-197119 and 811-22978)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Corsair Opportunity Fund and Foreside Fund Services, LLC, the principal underwriter for the Funds, respectfully request acceleration of the effective date of the Fund’s post-effective amendment filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (“PEA No. 1”), to as soon as possible on or after January 25, 2016.

We are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filings;

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com
also at 47 Avenue Hoche    75008 Paris France

Securities and Exchange Commission

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in its respective filing; and

•	the Fund may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

CORSAIR OPPORTUNITY FUND		FORESIDE FUND SERVICES, LLC

By:	/s/ Thomas Hess	By:	/s/ Mark Fairbanks

	Title: Chief Financial Officer	Title:	Vice President